82-4979

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

05013213

São Paulo, December 5, 20

RECEIVED DEC 09 2005 213 PROCESSING SECTION

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

SUPPL

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform that the shareholders representing more than 90% of the share capital of Duke Energy International, Geração Paranapanema S.A. attended the Extraordinary General Shareholders' Meeting held on this date, in order to vote and approve the managing proposal of the Board of Directors regarding the decrease of the company's share capital, to the greatest amount of 163,000,000.00, in domestic currency, with the consequential amendment to the wording of the Article 4 of the Bylaws.

Initially, the shareholders took cognizance of the management's proposal for the decrease of the company's share capital in the total amount of R$ 163,000,000.00. After that, the necessary explanations were provided, the shareholders voted on and approved the proposal to reduce the company's share capital, currently deemed to be excessive, from two billion one hundred and thirty-six million three hundred and seventy-six thousand four hundred and three *reais* and eighty centavos (R$ 2,136,376,403.80), divided into ninety-three billion six hundred and ninety-eight million two hundred and sixty-one thousand seven hundred and ninety (93,698,261,790) shares, of which forty-eight billion five hundred and forty-one million six hundred and fifty-one thousand five hundred and sixty (48,541,651,560) are common shares and forty-five billion one hundred and fifty-six million six hundred

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

and ten thousand two hundred and thirty (45,156,610,230) are preferred shares, all nonpar share, registered and in book-entry share, to one billion nine hundred and seventy-three million three hundred and seventy-six thousand four hundred and three *reais* and eighty *centavos* (R$ 1,973,376,403.80), without cancellation of the common and preferred shares of the Company, maintaining the same equity interest currently held by the Company shareholders.

Immediately thereafter, the present shareholders further approved the amendments to the wording of the Article 4 of the Bylaws, in order to adapt the same to the decrease of the share capital and the consolidation of the Bylaws of the Company.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. ______________________

Wagner Bertazo
Financial/Investors' Relationship Officer